Executive Summary of Interim Securities Report

Exhibit 1

Japanese Interim Securities Report for the fiscal half-year from April 1, 2007 through September 30, 2007, as submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 14, 2007, which included the following information:

Part I Company Information

1.	Corporate Overview
•	Significant financial indices
•	Description of business
•	Information on subsidiaries and affiliates
•	Employee information

2.	Business Information
•	Summary of business results
•	Production, orders and sales
•	Management issues
•	Material agreements (none)
•	Research and development

3.	Capital Assets
•	Changes in significant capital assets (none)
•	Plans for the acquisition and retirement of capital assets (none)

4.	Company Data
•	Share data
-	Total number of shares, etc.
-	Stock options, etc.
-	Rights plan (none)
-	Total number of outstanding shares, amount of capital, etc.
-	Major shareholders
-	Shares with voting rights
•	Movements in share price
•	Changes in directors

5.	Accounting Information
•	Interim consolidated financial statements
•	Interim unconsolidated financial statements

6.	Other Filings of the Company

Part II Information on Guarantors (none)